CARLYLE

CARLYLE CREDIT INCOME FUND (CCIF)
January 2026

COMMON STOCK DATA AS OF 1/31/2026

Ticker Symbol	**CCIF**
Total Net Asset Value (est.)	**$101.54 Million**
Net Asset Value per share (est.)	**$4.79**
Closing Price per share	**$4.52**
Premium / Discount	**-5.64%**
Total Market Capitalization	**$95.82 Million**
Current Dividend Rate	**27.88%**
Frequency of Common Stock Dividend Payments	**Monthly**
Insider Ownership	**24.30%**

LISTED PREFERRED STOCK DATA AS OF 1/31/2026

Ticker Symbol	**CCID**
Closing Price per share	**$25.17**

PORTFOLIO SUMMARY



1.29%   0.15%

98.56%

- CLO Debt
- CLO Equity
- Legacy Real Estate Loans

SUMMARY OF UNDERLYING PORTFOLIO

Number of Unique Underlying Loan Obligors	**1,455**
Number of Underlying Loans	**1,968**
Aggregate Balance of Underlying Loans	**$21.33 Billion**
Average Individual Loan Obligor Exposure	**0.07%**
Currency: USD Exposure	**100.00%**
Aggregate Indirect Exposure to Senior Secured Loans	**96.76%**
Weighted Average Junior OC Cushion	**4.50**
Weighted Average Market Price of Loan Collateral	**96.70**
Weighted Average Remaining CLO Reinvestment Period	**3.44 years**
CCIF's Last 12 Month Default Rate including Distressed Exchanges of Underlying Loans	**1.09%**
Loan Market Default Rate including Distressed Exchanges[1]	**2.78%**

TOP 5 POSITIONS

Apidos CLO XXXIII	**6.50%**
Elmwood CLO 17	**5.56%**
Voya CLO 2020-2	**4.87%**
OCP CLO 2015-9	**4.65%**
Riverbank Park CLO	**4.23%**

DIVERSIFICATION BY CREDIT TYPE OF UNDERLYING OBILIGORS

Obligor	% Total
First Lien Loan	**96.76%**
Unsecured Loan	**0.00%**
Second Lien Loan	**0.37%**
Senior Secured Bond	**1.68%**
Senior Unsecured Bond	**1.14%**
Unsecured Bond	**0.05%**
Total	**100.00%**

Past performance is not indicative of future results or a guarantee of future returns. Please review the Important Information.

1. J.P. Morgan Default Monitor as of January 31, 2026.

UNDERLYING LOAN METRICS

WEIGHTED AVERAGE RATING DISTRIBUTION[1]



Wtd Avg = **B+**

WEIGHTED AVERAGE MATURITY DISTRIBUTION[1]



Wtd Avg = **4.6 years**

WEIGHTED AVERAGE PRICE DISTRIBUTION[1]

Wtd Avg = **96.70**

WEIGHTED AVERAGE STATED SPREAD DISTRIBUTION[1]

Wtd Avg = **3.05%**

TOP 10 UNDERLYING OBLIGORS

Obligor	% Total
TransDigm	0.61%
Calpine	0.47%
TIBCO Software	0.46%
Citadel Securities LP	0.43%
Quikrete Companies	0.43%
Howden Group Holdings	0.41%
Sedgwick Claims Management Service	0.40%
Jane Street Group	0.40%
Acrisure	0.40%
Belron Finance US	0.39%
Total	**4.40%**

TOP 10 INDUSTRIES OF UNDERLYING OBLIGORS

Industry	% Total
High Tech	12.80%
Healthcare & Pharmaceuticals	11.20%
Banking, Finance, Insurance & Real Estate	10.50%
Services: Business	9.18%
Hotels, Gaming & Leisure	5.21%
Capital Equipment	4.40%
Beverage, Food & Tobacco	4.37%
Construction & Building	3.96%
Aerospace & Defense	3.67%
Chemicals, Plastics & Rubber	3.32%
Total	**68.61%**


IMPORTANT INFORMATION

Investors should consult with their financial advisor about the suitability of CCIF in their portfolio.

Investing in CCIF involves a high degree of risk, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. This is a non-diversified closed-end fund. Shares of CCIF's common stock are listed on the New York Stock Exchange.

Shares of closed-end funds frequently trade at a discount from their net asset value (NAV), which may increase investors' risk of loss. CCIF cannot predict whether its shares will trade at, below or above NAV.

There is no assurance that CCIF's investment objectives will be achieved or that monthly distributions paid by CCIF will be maintained at the targeted level or that dividends will be paid at all. CCIF's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to CCIF for investment. A return of capital to shareholders is a return of a portion of their original investment in CCIF, thereby reducing the tax basis of their investment.

This material is provided for general and educational purposes only, is not intended to provide legal or tax advice, does not constitute a solicitation of an offer to buy or sell CCIF's shares, and is not for use to avoid any penalties that may be imposed under U.S. federal tax laws. Contact your attorney or other advisor regarding your specific legal, investment or tax situation.

Investing involves risk. CCIF invests primarily in below investment grade instruments, which are commonly referred to as "high yield" securities or "junk" bonds. CCIF invests a significant portion of its assets in CLO junior debt and equity securities, which often involve risks that are different from or more pronounced than risks associated with other types of credit instruments. Because of the risks associated with investing in high yield securities, an investment in CCIF should be considered speculative.

Investors should carefully consider the investment objective, risks, charges and expenses of CCIF before investing.

CCIF's filings with the Securities and Exchange Commission ("SEC") contain information about CCIF's investment objectives, risks, charges and expenses as well as other information about CCIF. These filings should be read carefully before investing. CCIF's filings with the SEC may be found on the SEC's website (www.sec.gov) or on CCIF's website, www.carlylecreditincomefund.com.

ABOUT CARLYLE

The Carlyle Group (NASDAQ: CG) is a global investment firm with deep industry experience that deploys private capital across three business segments: Global Private Equity, Global Credit and Carlyle AlpInvest. With approximately $477 billion of assets under management as of December 31, 2025, Carlyle's purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. The Carlyle Group employs more than 2,500 people in 27 offices across 4 continents as of December 31, 2025.